FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Medicure Inc.
4 - 1200 Waverley Street Winnipeg, Manitoba R3T 0P4

Item 2	Date of Material Change

June 11, 2008

Item 3	News Release

A press release with respect to the material change described herein was issued via Marketwire and filed on SEDAR on June 11, 2008.

Item 4	Summary of Material Change

On June 11, 2008, Medicure Inc. (TSX:MPH) (AMEX:MCU) (“Medicure” or the “Company”), a cardiovascular focused, biopharmaceutical company, announced the appointment of Dwayne Henley as its new Chief Financial Officer. Mr. Henley is a Chartered Accountant with nearly 10 years of senior management and finance experience in both public and private companies. Mr. Henley will replace, Derek Reimer, who has resigned to pursue other interests.

Item 5	Full Description of Material Change

On June 11, 2008, Medicure announced the appointment of Dwayne Henley as its new Chief Financial Officer. Mr. Henley is a Chartered Accountant with nearly 10 years of senior management and finance experience in both public and private companies. Mr. Henley will replace, Derek Reimer, who has resigned to pursue other interests.

Mr. Henley joined Medicure from a private investment and management company where he held the position of Vice President of Finance. Prior to that Mr. Henley was Vice-President Finance for a privately owned transportation company operating throughout North America. Other notable experience includes Assante Corporation where he held the position of Corporate Controller and Biovail Laboratories Inc. where he held the position of Manager, Finance and Administration.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer For further information contact Albert D. Friesen, President & Chief Executive Officer of Medicure Inc. at the above-mentioned address or by telephone at 1-888-435-2220.

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba, this 12th day of June, 2008.

MEDICURE INC.

By:	/ s/ Albert D. Friesen
Name: Albert D. Friesen
Title: President